DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

February 9, 2026

VIA EDGAR

Shane Callaghan

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aptose Biosciences Inc.

Schedule 13E-3 filed January 15, 2026

File No. 005-49893

Preliminary Proxy Statement Amendment No. 1 filed January 15, 2026

File No. 001-32001

Dear Mr. Callaghan:

Thank you for your letter dated January 30, 2026, addressed to William G. Rice, Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2026 (the “Schedule 13E-3”) and the Preliminary Proxy Statement Amendment No. 1 filed with the Commission on January 15, 2026 (the “Amended Preliminary Proxy Statement” and, together with the Schedule 13E-3, the “Filings”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Filings carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. In addition, we are concurrently filing amendments of the Filings to incorporate our responses to the Staff’s comments.

Schedule 13E-3 and Amended Preliminary Proxy Statement on Schedule 14A, each filed on January 15, 2026

General

1. We note the following disclosure on page 3 of the Schedule 13E-3: “No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 3 of the Schedule 13E-3 to remove the statement.

2. Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require that the subject company and affiliates filing a Schedule 13E-3 each state whether they believe the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders, as defined in Exchange Act Rule 13e-3(a)(4). We note that the Board (e.g., on page 41) instead believes that the Arrangement is fair to the Shareholders (other than Parent and its affiliates), which appears to still include certain affiliates of the Corporation, such as its directors and officers. Please revise or advise us why such current disclosure is fully responsive to the requirements of Item 1014(a).

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled The Arrangement – Recommendation of the Board and Transaction Committee and Reasons for the Arrangement on page 43 of the Amended Preliminary Proxy Statement to note that the Transaction Committee, whose analysis is expressly adopted as their own by the Company’s Board of Directors, Hanmi Science, Parent and Purchaser, believes that the Arrangement is fair to the unaffiliated Shareholders of the Company.

3. On a related note, please address how each filing person relying on Locust Walk’s Fairness Opinion was able to reach its fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to the Shareholders (other than Parent and its affiliates), rather than all security holders unaffiliated with the Company. See Exchange Act Rule 13e-3(a)(4), Item 8 of Schedule 13E-3, and Item 1014(a) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled “The Arrangement – Recommendation of the Board and Transaction Committee and Reasons for the Arrangement” on page 44 of the Amended Preliminary Proxy Statement to note that the Transaction Committee, whose analysis is expressly adopted as their own by the Company’s Board of Directors, Hanmi Science, Parent and Purchaser, believes that the inclusion of the Company’s director and officer shareholders in Locust Walk Formal Valuation did not affect its ability to rely on the opinion of Locust Walk as one of the factors based on which the Transaction Committee determined that the Arrangement is fair to the unaffiliated Shareholders, as, other than as set out herein in the section entitled “Golden Parachute Compensation,” director and officer shareholders are treated in the same way as the unaffiliated Shareholders in connection with the Arrangement Agreement, and will receive the same amount of Consideration as the unaffiliated Shareholders.

4. In circumstances where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. While we note that you have provided the book value per Share as of September 30, 2025 on page 87 of the Proxy Statement, please revise the Schedule 13E-3 to include the remaining information required by Item 1010(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page v of the Amended Preliminary Proxy Statement, and has included a new Appendix K (Consolidated Financial Statements of Aptose Biosciences Inc. for the years ended December 31, 2024 and 2023) and Appendix L (Condensed Consolidated Interim Financial Statements of Aptose Biosciences Inc. for the three and nine months ended September 30, 2025 and 2024) to the Amended Preliminary Proxy Statement.

5. Please provide disclosure that is responsive to the requirements of Exchange Act Rule 14a-5(e). See Item 1(c) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has added the disclosure on pages 26 through 28 of the Amended Preliminary Proxy Statement.

6. Please mark the Proxy Statement and proxy card as preliminary copies. See Exchange Act Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has updated the disclosure on the Letter to the Shareholders and form of proxy card included in the Amended Preliminary Proxy Statement.

7. Please revise the proxy card to provide stockholders with the option to abstain from the vote on the Continuance Resolution and the Arrangement Resolution, or otherwise advise. See Exchange Act Rule 14a-4(b)(1). If the option to abstain is added to the proxy card, please also revise the Proxy Statement to describe the effect of an abstention on each proposal. See Item 21(b) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 20, 24 and 25 the Amended Preliminary Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements, page 12

8. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) does not apply to statements made in connection with a going private transaction. See Exchange Act Section 21E(b)(1)(E) and Question 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Therefore, please delete or revise the reference to the PSLRA on page 12 of the Proxy Statement.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Cautionary Note Regarding Forward-Looking statements” on page 12 of the Amended Preliminary Proxy Statement.

Recommendation of the Board and Transaction Committee and Reasons for the Arrangement, page 41

9. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in paragraph (c) of Item 1014 as well as clauses (iii)-(vi) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant by the Transaction Committee. If the procedural safeguard in paragraph (c) of Item 1014 was not considered, please explain why the Transaction Committee believes that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 43, 46 and 105 of the Amended Preliminary Proxy Statement.

10. See our last comment above. Beginning on page 41 of the Proxy Statement, we note the substantive and procedural factors considered by the Transaction Committee in making its recommendation to the Board. To the extent that the Board intends to rely on the Transaction Committee’s analysis as opposed to providing its own analysis that satisfies the disclosure obligation under Item 1014(b) of Regulation M-A, the Board must expressly adopt such analysis. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise accordingly, or otherwise provide disclosure responsive to Item 1014(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 43 of the Amended Preliminary Proxy Statement to note the Board’s express adoption of the Transaction Committee’s analysis.

11. See our last comment above. On page 41 of the Proxy Statement, we note that the Transaction Committee considered Locust Walk’s Formal Valuation and Fairness Opinion in formulating the Transaction Committee’s recommendation to the Board. Please revise to state, if true, that the Transaction Committee ultimately adopted Locust Walk’s analysis and Fairness Opinion as its own. Alternatively, please briefly explain to us how the Transaction Committee and Board have satisfied their obligation to disclose the material factors upon which their fairness determination is based.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 44 of the Amended Preliminary Proxy Statement to note the Transaction Committee’s express adoption of Locust Walk’s Formal Valuation and Fairness Opinion.

Voting Recommendation of Parent and Purchaser, page 44

12. Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require that the subject company and each filing person make a fairness determination. We note that the fairness determination in this section is only made by Purchaser and Parent. Please revise this section to also apply to Hanmi Science, or otherwise provide a separate fairness determination for Hanmi Science.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 48 of the Amended Preliminary Proxy Statement to include Hanmi Science’s fairness determination.

13. See comment 10 above. We note that Purchaser and Parent considered, but have not expressly adopted, the analysis and conclusion of the Board and Transaction Committee in reaching their fairness determination. To the extent that Purchaser and Parent intend to rely on the Board and Transaction Committee’s analysis as opposed to providing their own analysis that satisfies the disclosure obligation under Item 1014(b) of Regulation MA, Purchaser and Parent must expressly adopt such analysis. Please revise accordingly, or otherwise provide disclosure responsive to Item 1014(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 48 of the Amended Preliminary Proxy Statement to disclose the Purchaser and Parent’s express adoption of the Board and Transaction Committee’s analysis as their own.

Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC, page 45

14. We note the following disclosure on page 45 of the Proxy Statement: “Pursuant to the terms of the engagement letter with Locust Walk, as amended, Aptose has agreed to pay a work fee for the delivery of the Fairness Opinion (regardless of its conclusion) and a fixed fee for the delivery of the Formal Valuation, in each case, that is not contingent upon the completion of the Arrangement or any alternative transaction.” Please quantify the “work fee” and “fixed fee.” See Item 1015(b)(4) of Regulation M-A and Question 217.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 48 and 106 of the Amended Preliminary Proxy Statement to quantify the compensation payable to Locust Walk.

15. Please revise to disclose the Management Forecast reviewed and relied upon by Locust Walk in preparing the Formal Valuation and Fairness Opinion, as well as the underlying assumptions and limitations of the Management Forecast. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC” on page 53 and 54 of the Amended Preliminary Proxy Statement to disclose the Management Forecast.

16. Please revise the section entitled “Discounted Cash Flow Analysis Summary,” beginning on page 49 of the Proxy Statement, to disclose the results of the dilution analysis and the assumptions underlying the dilution analysis, quantifying such assumptions where practicable.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC” on pages 54 and 55 of the Amended Preliminary Proxy Statement to disclose the dilution analysis.

17. Please revise the section entitled “Precedent Transaction Analysis Summary,” beginning on page 50 of the Proxy Statement, to disclose the data underlying the results described and to show how that information resulted in the implied values per Share disclosed. For example, please disclose (i) the precedent transactions in each category and (ii) the transaction premium relative to the 30-day VWAP for each precedent transaction.

Response: In response to the Staff’s comment, the Company has updated the disclosure “Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC” on pages 55 and 56 of the Amended Preliminary Proxy Statement to disclose the data underlying the “Precedent Transaction Analysis Summary.”

18. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any report, whether oral or written, received from an outside party that is materially related to the Rule 13e-3 transaction. Please revise this section to summarize the Prior Valuation. To the extent that the Formal Valuation simply updates the Prior Valuation, your disclosure may summarize material differences only.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC” on page 58 of the Amended Preliminary Proxy Statement to summarize the material differences between the Prior Valuation and the Formal Valuation and Fairness Opinion.

Important Information Regarding the Corporation, page 84

19. Please file the Investor Rights Agreement as an exhibit to the Schedule 13E-3. See Items 1005(e) and 1016(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has included the Investor Rights Agreement as an exhibit to the Schedule 13E-3.

20. We note your disclosure on pages 87-88 of the Proxy Statement of the Corporation’s net book value per Share and Parent’s interest in the Corporation’s shareholders’ equity, each as of September 30, 2025. Please disclose the effect of the Rule 13e-3 transaction on the affiliated filers’ interest in the net book value and net earnings of the Corporation in both dollar amounts and percentages. See Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Important Information Regarding the Corporation – Book Value Per Share” on page 94 of the Amended Preliminary Proxy Statement.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:	William G. Rice

Fletcher Payne

Aptose Biosciences Inc.

David S. Bakst

Mayer Brown LLP